UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ________)

Nexeo Solutions, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

92939D104

(CUSIP Number)

Clive Bode

301 Commerce Street, Suite 3300

Fort Worth, TX 76102

(817) 871-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 9, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 14 Pages)

____________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92939D104	SCHEDULE 13D	Page 2 of 14 Pages

1	NAMES OF REPORTING PERSONS TPG Group Holdings (SBS) Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 31,227,844
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER - 0 -
WITH	10	SHARED DISPOSITIVE POWER 31,227,844
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,227,844
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.0%*
14	TYPE OF REPORTING PERSON CO

*	The calculation assumes that there is a total of 89,222,418 shares of common stock (“Common Stock”) of Nexeo Solutions, Inc. (the “Issuer”) outstanding as of June 9, 2016, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “Commission”) on June 15, 2016.

CUSIP No. 92939D104	SCHEDULE 13D	Page 3 of 14 Pages

1	NAMES OF REPORTING PERSONS TPG Advisors VI, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 31,227,844
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER - 0 -
WITH	10	SHARED DISPOSITIVE POWER 31,227,844
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,227,844
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.0%*
14	TYPE OF REPORTING PERSON CO

*	The calculation assumes that there is a total of 89,222,418 shares of Common Stock outstanding as of June 9, 2016, as reported in the Issuer’s Current Report on Form 8-K filed with the Commission on June 15, 2016.

CUSIP No. 92939D104	SCHEDULE 13D	Page 4 of 14 Pages

1	NAMES OF REPORTING PERSONS David Bonderman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 31,227,844
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER -0-
WITH	10	SHARED DISPOSITIVE POWER 31,227,844
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,227,844
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.0%*
14	TYPE OF REPORTING PERSON IN

*	The calculation assumes that there is a total of 89,222,418 shares of Common Stock outstanding as of June 9, 2016, as reported in the Issuer’s Current Report on Form 8-K filed with the Commission on June 15, 2016.

CUSIP No. 92939D104	SCHEDULE 13D	Page 5 of 14 Pages

.

1	NAMES OF REPORTING PERSONS James G. Coulter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 31,227,844
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER -0-
WITH	10	SHARED DISPOSITIVE POWER 31,227,844
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,227,844
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.0%*
14	TYPE OF REPORTING PERSON IN

*	The calculation assumes that there is a total of 89,222,418 shares of Common Stock outstanding as of June 9, 2016, as reported in the Issuer’s Current Report on Form 8-K filed with the Commission on June 15, 2016.

SCHEDULE 13D

Item 1. Security and Issuer.

This Schedule 13D (the “Schedule 13D”) relates to the shares of Common Stock, par value $0.0001 per share, of Nexeo Solutions, Inc. The principal executive offices of the Issuer are located at 3 Waterway Square Place, Suite 1000, The Woodlands, Texas 77380.

Item 2. Identity and Background.

This Schedule 13D is being filed jointly on behalf of TPG Group Holdings (SBS) Advisors, Inc., a Delaware corporation (“Group Advisors”), TPG Advisors VI, Inc., a Delaware corporation (“TPG Advisors VI”), David Bonderman and James G. Coulter (each a “Reporting Person” and collectively, the “Reporting Persons”). The business address of each Reporting Person is c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

Group Advisors is the general partner of TPG Group Holdings (SBS), L.P., a Delaware limited partnership, which is the sole member of TPG Holdings II-A, LLC, a Delaware limited liability company, which is the general partner of TPG Holdings II, L.P., a Delaware limited partnership, which is the sole member of TPG VI AIV SLP SD Advisors, LLC, a Delaware limited liability company, which is the general partner of TPG VI AIV SLP SD, L.P., a Delaware limited partnership, which is the managing member of Nexeo Holdco, LLC, a Delaware limited liability company (“Nexeo Holdco”), which directly holds 1,791,182 shares of Common Stock. TPG Advisors VI is the general partner of each of (i) TPG VI Neon I, L.P., a Delaware limited partnership (“TPG Neon I”), which directly holds 12,970,353 shares of Common Stock, (ii) TPG VI Neon II, L.P., a Delaware limited partnership (“TPG Neon II”), which directly holds 16,350,418 shares of Common Stock, (iii) TPG VI FOF Neon, L.P., a Delaware limited partnership (“TPG FOF Neon” and, together with Nexeo Holdco, TPG Neon I and TPG Neon II, the “TPG Funds”), which directly holds 115,891 shares of Common Stock.

Messrs. Bonderman and Coulter are officers and sole shareholders of each of Group Advisors and TPG Advisors VI. Because of the relationship of Messrs. Bonderman and Coulter to each of Group Advisors and TPG Advisors VI, each of Messrs. Bonderman and Coulter may be deemed to beneficially own the shares of Common Stock held by the TPG Funds. Messrs. Bonderman and Coulter disclaim beneficial ownership of the shares of Common Stock except to the extent of their pecuniary interest therein.

The principal business of Group Advisors is serving as the sole ultimate general partner, managing member or similar entity of related entities engaged in making or recommending investments in securities of public and private companies.

The principal business of TPG Advisors VI is serving as the sole ultimate general partner, managing member or similar entity of related entities engaged in making or recommending investments in securities of public and private companies.

The present principal occupation of David Bonderman is President of each of Group Advisors and TPG Advisors VI and officer, director and/or manager of other affiliated entities.

The present principal occupation of James G. Coulter is Senior Vice President of each of Group Advisors and TPG Advisors VI and officer, director and/or manager of other affiliated entities.

The name, residence or business address and present principal occupation or employment of each director, executive officer and controlling person of Group Advisors are listed on Schedule I hereto.

The name, residence or business address and present principal occupation or employment of each director, executive officer and controlling person of TPG Advisors VI are listed on Schedule II hereto.

Each of Messrs. Bonderman, Coulter and the individuals referred to on Schedules I and II hereto is a United States citizen.

The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached as Exhibit 1 hereto.

During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, without independent verification, any of the persons listed in Schedules I or II hereto (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth in or incorporated by reference in Items 4, 5 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 3.

On June 9, 2016, pursuant to the Agreement and Plan of Merger dated March 21, 2016 (as amended by Amendment No. 1 to the Merger Agreement dated June 6, 2016, the “Merger Agreement”), by and among the Issuer (formerly known as WL Ross Holding Corp.), Neon Acquisition Company LLC, Neon Holding Company LLC, Nexeo Solutions Holdings, LLC, TPG Accolade Delaware, L.P. and Nexeo Holdco, LLC, the Issuer acquired Nexeo Solutions Holdings, LLC through a series of two mergers (together, the “Merger”). Upon consummation of the Merger on June 9, 2016 (the “Closing”), the Issuer acquired all of the outstanding interests of Nexeo Solutions Holdings, LLC.

In connection with the Merger, the TPG Funds received the following consideration: (i) $424.9 million of cash and (ii) 27,672,140 shares of newly issued Common Stock, subject to adjustment as set forth in the Merger Agreement. The Merger Agreement capped the aggregate stock ownership of the TPG Funds at 35% of the value of the Issuer’s capital stock. As a result of this cap, the TPG Funds also received pursuant to the Merger Agreement a right to future deferred payments in cash in lieu of receiving 5,654,960 additional shares of Common Stock (the “Excess Shares”), where such deferred cash payments will be in an amount equal to the Issuer’s prevailing stock price at the time that the Issuer pays such deferred cash payments multiplied by the number of shares in excess of the 35% cap.

In addition, the TPG Funds received 3,554,240 shares of the 12,506,250 founder shares that the Issuer’s sponsor received at the time of the Issuer’s initial public offering pursuant to the Amended & Restated Subscription Agreement, dated April 4, 2014, entered into by the Issuer’s sponsor and the Issuer (such shares, the “Founder Shares”). As described below, the Founder Shares the TPG Funds receive in connection with the Merger will be subject to the conditions and restrictions set forth in the Shareholders Agreement (as defined below).

References to and the description of the Merger Agreement set forth above are not intended to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement and Amendment No. 1 thereto, which are filed as exhibits hereto and are incorporated by reference herein.

Item 4. Purpose of Transaction.

The information set forth in Items 3, 5 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

Shareholders Agreement

In connection with the Merger Agreement, on March 21, 2016, the TPG Funds entered into a shareholders’ and registration rights agreement (as amended by Amendment No. 1 to Shareholders’ and Registration Rights Agreement, dated June 6, 2016, the “Shareholders Agreement”) with, WL Ross Sponsor LLC (“WLRS” and, together with the TPG Funds, the “Sponsors”) and the Issuer. The Shareholders Agreement provides that the Sponsors will be bound by restrictions on the transfer of their Common Stock through the first six months following the Closing, and then, subject to any permitted underwritten offerings pursuant to the Shareholders Agreement and other permitted transfers, through the earlier of 12 months following the Closing or such time as the Sponsors no longer hold 50% of their initial ownership of Common Stock. Upon the Closing, the Sponsors will be entitled to certain registration rights, including the right to initiate four underwritten offerings in any 12-month period and unlimited piggyback registration rights, subject to customary black-out periods, cutback provisions and other limitations as set forth in the Shareholders Agreement. Pursuant to the Shareholders Agreement, as promptly as practicable and in no event later than 15 days following the Closing, the Issuer has agreed to file with the Commission a shelf registration statement relating to the offer and sale of the Registrable Securities (as defined in the Shareholders Agreement) owned by the Sponsors (and any permitted transferees) and to keep such shelf registration statement effective on a continuous basis until the date as of which all such Registrable Securities have been sold or another registration statement is filed under the Securities Act of 1933, as amended.

The Shareholders Agreement prohibits the transfer of Founder Shares until the Common Stock reaches certain price thresholds or the Issuer engages in certain extraordinary transactions. Additionally, the Founder Shares will not participate in any dividends or distributions with respect to the Common Stock prior to date they become transferable, after which they are entitled to receive all dividends and distributions paid with respect to the Common Stock following the Merger. Founder Shares that remain outstanding on the tenth anniversary of the Closing will be forfeited.

Subject to specified ownership thresholds, each of the Sponsors will also be entitled to designate two directors for appointment to the board of directors of the Issuer (the “Board”) and to maintain a representative on each committee of the Board other than the Audit Committee. Initially, TPG has designated Christopher J. Yip and Nathan H. Wright. In addition, each of the Sponsors is entitled to designate two additional unaffiliated directors. Following the expiration of the initial term of such additional unaffiliated directors, the Nominating and Governance Committee of the Board will nominate such additional vacancies on behalf of the Board. Pursuant to the terms of the Shareholders Agreement, each Sponsor must vote for the designees of the other Sponsor and is entitled to replace any of its designees that are removed from the Board.

Each of the Sponsors will be subject to a customary standstill with respect to the issued and outstanding equity securities of the Issuer through the date that is three months following the date on which such Sponsor no longer maintains the right to designate two directors to the Board.

Certain rights and obligations of the Sponsors under the Shareholders Agreement will automatically cease if such Sponsors (i) no longer hold any equity securities of the Issuer or (ii) no longer have the right to designate an individual for nomination to the Board and the Sponsors no longer hold in aggregate at least 50% of the outstanding shares of Common Stock.

Merger Agreement

The Merger Agreement provides for adjustments to the consideration received by the TPG Funds, which may increase or decrease the TPG Funds’ right to future deferred payments by increasing or decreasing the number of Excess Shares. In addition, such adjustments may require the TPG Funds to surrender shares of Common Stock.

The Merger Agreement further provides that in the event of certain offerings of Common Stock, the Issuer is required to use reasonable best efforts to sell shares of Common Stock equal to at least the number of Excess Shares to satisfy the TPG Funds’ right to future deferred payments. Additionally, the Issuer is required to make payments to the TPG Funds, funded either through an issuance of shares of Common Stock or the Issuer’s cash, to satisfy their right to future deferred payments upon the Common Stock meeting certain price thresholds or if such rights have not been fully satisfied by June 30, 2021.

Tax Receivable Agreement.

On June 9, 2016, in connection with the Closing, TPG VI AIV SLP SD, Nexeo Holdco, TPG Neon II, TPG FOF Neon, TPG VI DE BDH, LP, a Delaware limited partnership, and WL Ross entered into a Tax Receivable Agreement (the “Tax Receivable Agreement”). The Tax Receivable Agreement generally provides for the payment by the Issuer to the TPG Funds of 85% of the net cash savings, if any, in U.S. federal, state and local income tax that the Issuer actually realizes (or is deemed to realize in certain circumstances) in periods after the Closing as a result of (i) certain increases in tax basis resulting from the Merger, (ii) certain tax attributes of Nexeo existing prior to the Merger, (iii) net operating losses and certain other tax attributes of Blocker (as defined in the Tax Receivable Agreement) available to the Issuer as a result of the Blocker Merger (as defined in the Tax Receivable Agreement), and (iv) imputed interest deemed to be paid by the Issuer as a result of, and additional tax basis arising from, payments it makes under the Tax Receivable Agreement. The Issuer will retain the benefit of the remaining 15% of these cash savings.

The amount and timing of any payments under the Tax Receivable Agreement will vary depending upon a number of factors, including the amount and timing of the taxable income the Issuer generates in the future and the U.S. federal, state and local income tax rates then applicable. In addition, payments under the Tax Receivable Agreement will give rise to additional tax benefits for the Issuer and therefore to additional potential payments under the Tax Receivable Agreement. The term of the Tax Receivable Agreement commenced upon the Closing and will continue until all tax benefits that are subject to the Tax Receivable Agreement have been utilized or expired, unless the Issuer exercises its right to terminate the Tax Receivable Agreement early. If the Issuer elects to terminate the Tax Receivable Agreement early, its obligations under the Tax Receivable Agreement would accelerate and it generally would be required to make an immediate payment equal to the present value of the anticipated future payments to be made by it under the Tax Receivable Agreement, calculated in accordance with certain valuation assumptions set forth in the Tax Receivable Agreement.

Other than as described above, none of the Reporting Persons nor, to the best knowledge of each of the Reporting Persons, without independent verification, any of the persons listed in Schedules I or II hereto, currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto. As a result of these activities, one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management or capital structure of the Issuer as a means of enhancing shareholder value. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein, including, without limitation, such matters as acquiring additional securities of the Issuer or disposing of securities of the Issuer; entering into an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; selling or transferring a material amount of assets of the Issuer or any of its subsidiaries; changing the present board of directors or management of the Issuer, including changing the number or term of directors or filling any existing vacancies on the board of directors of the Issuer; materially changing the present capitalization or dividend policy of the Issuer; materially changing the Issuer’s business or corporate structure; changing the Issuer’s certificate of incorporation, bylaws or instruments corresponding thereto or taking other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933, as amended; and taking any action similar to any of those enumerated above.

References to and descriptions of the Shareholders Agreement, the Merger Agreement and the Tax Receivable Agreement set forth above are not intended to be complete and are qualified, respectively, in their entirety by reference to the full text of the Shareholders Agreement, the Merger Agreement and the Tax Receivable Agreement, which are filed as exhibits hereto and are incorporated by reference herein.

Item 5. Interest in Securities of the Issuer.

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated by reference in its entirety into this Item 5.

(a)-(b) The following disclosure assumes that there is a total of 89,222,418 shares of Common Stock outstanding as of June 9, 2016, as reported in the Issuer’s Current Report on Form 8-K filed with the Commission on June 15, 2016.

Pursuant to Rule 13d-3 under the Act, the Reporting Persons may be deemed to beneficially own 31,227,844 shares of Common Stock, which constitutes approximately 35.0% of the outstanding shares of Common Stock.

(c) Except as set forth in this Item 5, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, without independent verification, any person named in Item 2 hereof, has effected any transaction in Ordinary Shares during the past 60 days.

(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3, 4 and 5 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

Item 7. Material to be Filed as Exhibits.

Exhibit No.

  Agreement of Joint Filing by TPG Advisors II, Inc., TPG Advisors III, Inc., TPG Advisors V, Inc., TPG Advisors VI, Inc., T3 Advisors, Inc., T3 Advisors II, Inc., TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter, dated as of February 14, 2011 (incorporated herein by reference to Exhibit 1 to Schedule 13G filed with the Commission on February 14, 2011 by TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter).
  Agreement and Plan of Merger, dated March 21, 2016, by and among WL Ross Holding Corp., Neon Acquisition Company LLC, Neon Holding Company LLC, TPG Accolade Delaware, LP, Nexeo Solutions Holdings, LLC and Nexeo Holdco, LLC (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer with the Commission on March 22, 2016).
  Amendment No. 1 to the Agreement and Plan of Merger, dated June 6, 2016, by and among the WL Ross Holding Corp., Neon Acquisition Company, LLC, Neon Holding Company LLC, Nexeo Solutions Holdings, LLC, TPG Accolade Delaware, L.P. and Nexeo Holdco, LLC (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer with the Commission on June 7, 2016).
  Shareholders’ and Registration Rights Agreement, dated as of March 21, 2016, by and among TPG Capital LLC, WL Ross Sponsor LLC and WL Ross Holding Corp. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the Commission on March 22, 2016).

  Amendment No. 1 to Shareholders’ and Registration Rights Agreement, dated June 6, 2016, by and among WL Ross Holding Corp., WL Ross Sponsor LLC and Nexeo Holdco, LLC (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer with the Commission on June 7, 2016).
  Tax Receivable Agreement, dated June 9, 2016, by and between WL Ross Holding Corp. and the Selling Equityholders (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer with the Commission on June 9, 2016).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 20, 2016

TPG Group Holdings (SBS) Advisors, Inc.

By: /s/ Clive Bode

Name: Clive Bode

Title: Vice President

TPG Advisors VI, Inc.

By: /s/ Clive Bode

Name: Clive Bode

Title: Vice President

David Bonderman

By: /s/ Clive Bode

Name: Clive Bode, on behalf of David Bonderman (1)

James G. Coulter

By: /s/ Clive Bode

Name: Clive Bode, on behalf of James G. Coulter (2)

(1) Clive Bode is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated June 19, 2015, which was previously filed with the Commission as an exhibit to an amendment to Schedule 13D filed by Mr. Bonderman on June 22, 2015 (SEC File No. 005-87680).

(2) Clive Bode is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated June 19, 2015, which was previously filed with the Commission as an exhibit to an amendment to Schedule 13D filed by Mr. Coulter on June 22, 2015 (SEC File No. 005-87680).

SCHEDULE I

All addresses are c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

Name	Title

David Bonderman	President
James G. Coulter	Senior Vice President
Jon Winkelried	Senior Vice President
Clive Bode	Vice President, Secretary, Assistant Treasurer and Director
Ken Murphy	Vice President, Treasurer and Director
Joann Harris	Chief Compliance Officer and Assistant Secretary
Steven A. Willmann	Assistant Treasurer
Martin Davidson	Chief Accounting Officer

SCHEDULE II

All addresses are c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

Name	Title

David Bonderman	President
James G. Coulter	Senior Vice President
Clive Bode	Vice President, Secretary, Assistant Treasurer and Director
Ken Murphy	Vice President, Treasurer and Director
Joann Harris	Chief Compliance Officer and Assistant Secretary
Steven A. Willmann	Assistant Treasurer
Martin Davidson	Chief Accounting Officer

INDEX TO EXHIBITS

  Agreement of Joint Filing by TPG Advisors II, Inc., TPG Advisors III, Inc., TPG Advisors V, Inc., TPG Advisors VI, Inc., T3 Advisors, Inc., T3 Advisors II, Inc., TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter, dated as of February 14, 2011 (incorporated herein by reference to Exhibit 1 to Schedule 13G filed with the Commission on February 14, 2011 by TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter).
  Agreement and Plan of Merger, dated March 21, 2016, by and among WL Ross Holding Corp., Neon Acquisition Company LLC, Neon Holding Company LLC, TPG Accolade Delaware, LP, Nexeo Solutions Holdings, LLC and Nexeo Holdco, LLC (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer with the Commission on March 22, 2016).
  Amendment No. 1 to the Agreement and Plan of Merger, dated June 6, 2016, by and among the WL Ross Holding Corp., Neon Acquisition Company, LLC, Neon Holding Company LLC, Nexeo Solutions Holdings, LLC, TPG Accolade Delaware, L.P. and Nexeo Holdco, LLC (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer with the Commission on June 7, 2016).
  Shareholders’ and Registration Rights Agreement, dated as of March 21, 2016, by and among TPG Capital LLC, WL Ross Sponsor LLC and WL Ross Holding Corp. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the Commission on March 22, 2016).
  Amendment No. 1 to Shareholders’ and Registration Rights Agreement, dated June 6, 2016, by and among WL Ross Holding Corp., WL Ross Sponsor LLC and Nexeo Holdco, LLC (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer with the Commission on June 7, 2016).
  Tax Receivable Agreement, dated June 9, 2016, by and between WL Ross Holding Corp. and the Selling Equityholders (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer with the Commission on June 9, 2016).